Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

GLOBALOPTIONS GROUP, INC.

Under Section 242 of the Delaware General Corporation Law

It is hereby certified that:

1. The name of the corporation is GlobalOptions Group, Inc. (the “Corporation”).

2. This Certificate of Amendment shall take effect upon the market opening on March 6, 2007.

3. The Certificate of Incorporation of the Corporation is hereby amended by amending and restating Article FOURTH thereof in its entirety as follows:

“FOURTH: (a) The Corporation shall have the authority to issue an aggregate of One Hundred and Fifteen Million (115,000,000) shares of capital stock. The authorized capital stock shall be divided into common stock (the “Common Stock”) and preferred stock (the “Preferred Stock”). The Common Stock of the Corporation shall consist of One Hundred Million (100,000,000) shares, par value $.001 per share. The Preferred Stock of the Corporation shall consist of Fifteen Million (15,000,000) shares, par value $.001 per share.

(b) PREFERRED STOCK; BLANK CHECK POWERS. The Corporation may issue any class of Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

(c) No stockholder of the Corporation shall by reason of his holding of shares of any class or series have any preemptive or preferential right to purchase or subscribe for any shares of any class or series of stock of the Corporation, now or hereafter authorized, or any securities convertible into or carrying options or warrants to purchase any shares of any class or series of stock of the Corporation, now or hereafter authorized, other than such rights, if any, as the Board of Directors, in its discretion from time to time may grant and at such price as the Board of Directors may fix. (d) Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), the Corporation shall implement a reverse stock split of its Common Stock (the “Reverse Split”), whereby every eight (8) shares of Common Stock issued and outstanding of record immediately prior to the Effective Date (“Old Common Stock”) shall be automatically reclassified as, and converted into, one (1) share of Common Stock (“New Common Stock”).

(e) Notwithstanding the provisions of section (d) above, no fractional shares of New Common Stock shall be issued in connection with the Reverse Split. In lieu of issuing fractional shares in the Reverse Split, each holder shall be issued one full share of New Common Stock.

(f) Each stock certificate that immediately prior to the Effective Date represented shares of Old Common Stock shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

(g) Except as may be provided in this Certificate of Incorporation or in a designation with respect to Preferred Stock, the holders of shares of New Common Stock shall have the exclusive right to vote on all matters on which a holder of Common Stock shall be entitled to vote at all meetings of the stockholders of the Corporation and shall be entitled to one vote for each share of New Common Stock entitled to vote at such meeting.”

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the affirmative vote of the holders of a majority of the capital stock of the Corporation at a meeting duly noticed and conducted in accordance with the By-Laws of the Corporation.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed on this 22nd day of February, 2007.

GLOBALOPTIONS GROUP, INC.

/s/ Harvey W. Schiller
Name: Harvey W. Schiller, Ph.D.
Title: Chairman and Chief Executive Officer